UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BANCO ITAÚ CHILE

(Name of Subject Company)

Banco Itaú Chile

Ricardo Villela Marino

Milton Maluhy Filho

Diego Fresco Gutiérrez

Matias Granata

Pedro Paulo Giubbina Lorenzini

Pedro Samhan Escandar

Luis Octavio Bofill Genzsch

(Names of Persons Filing Statement)

Common Stock, no par value per share

and

American Depositary Shares, Each Representing One-Third of One Share of Common Stock

(Titles of Classes of Securities)

American Depositary Shares (45033E105)

(CUSIP Number of Class of Securities)

Cristián Toro Cañas

Banco Itaú Chile

Presidente Riesco 5537

Las Condes

Santiago, Chile

(562) 2660-1751

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a Copy to:

Manuel A. Orillac

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

(212) 848-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Schedule 14D-9 (this “Amendment No. 1”), filed with the Securities and Exchange Commission (“SEC”) on June 26, 2023, amends and supplements the Schedule 14D-9 filed with the SEC on June 12, 2023 (as amended from time to time, the “Schedule 14D-9”), by Banco Itaú Chile, a publicly traded special banking corporation (sociedad anónima especial bancaria) organized under the laws of the Republic of Chile (the “Company”). The Company has outstanding Common Stock (the “Common Shares”) no par value per share, and American Depositary Shares (the “ADSs” and together with the Common Shares, the “Shares”), each of which represents one-third of one Common Share.

The Schedule 14D-9 relates to the tender offers by ITB Holding Brasil Participações Ltda., a limited liability company organized under the laws of the Federative Republic of Brazil (the “Purchaser”), an indirect wholly owned subsidiary of Itaú Unibanco Holding S.A., a company organized under the laws of the Federative Republic of Brazil (“IUH”), to purchase (1) any and all of the outstanding Common Shares, other than Common Shares currently owned directly or indirectly by IUH or its affiliates, from all U.S. holders of Common Shares (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended) (“U.S. Holders”) for 8,500.00 Chilean pesos per Common Share and (2) any and all of the outstanding ADSs for 2,833.3333 Chilean pesos per ADS (such offers, as may be amended or supplemented from time to time, the “U.S. Offer”), on the terms and subject to the conditions set forth in the Purchaser’s offer to purchase dated as of June 6, 2023 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related letters of transmittal attached as exhibits to the Tender Offer Statement and Rule 13e−3 Transaction Statement on Schedule TO filed by the Purchaser on June 6, 2023 (as amended by Amendment No. 1 to Schedule TO filed by the Purchaser on June 22, 2023 and as may be further amended or supplemented from time to time, the “Schedule TO”). Through a concurrent all cash tender offer in Chile (as may be amended or supplemented from time to time, the “Chilean Offer” and together with the U.S. Offer, the “Offers”), the Purchaser is offering to purchase any and all of the outstanding Shares, other than Shares currently owned directly or indirectly by IUH or its affiliates, including Shares held by U.S. Holders.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“Chilean law requires each member of the Board, other than an alternate director, acting in his individual capacity, to express in writing his reasoned opinion as to whether the Offers are advantageous (conveniente) for the Company’s shareholders. Notwithstanding the fact that the term “convenient” appearing in the English translations of the opinion letters attached to this Schedule as Exhibit (a)(1) is a literal translation of the term “conveniente” in Spanish, the meaning of such term in Spanish as used in the relevant Chilean law should be interpreted as “advantageous.” Chilean law does not require a recommendation of the Company or the members of the Board that the shareholders accept or reject the Offers or that the Company take any position with respect thereto. The Company therefore has not expressed an opinion and remains neutral with respect to the Offers.

Ricardo Villela Marino, Milton Maluhy Filho, Diego Fresco Gutiérrez, Matias Granata, Pedro Paulo Giubbina Lorenzini and Pedro Samhan Escandar, each a member of the Board but acting in his individual capacity, has expressed in writing their individual reasoned opinions that the Offers are advantageous (conveniente) for the Company’s shareholders. Luis Octavio Bofill Genzsch, a member of the Board but acting in his individual capacity, has expressed in writing his reasoned opinion that the Offers are not advantageous (conveniente) for the Company’s shareholders. The Directors note that they have expressed their opinions only because Chilean law requires them to do so, and they recommend that shareholders decide whether to accept the Offers on the basis of their own analysis and investment considerations.

In reaching their individual opinions, not all of the Board members considered the same factors. Some of the documents considered by the Board members include: (i) the press release published by IUH on March 2, 2023, indicating that it would engage advisors in relation to an intention to launch the Offers; (ii) IUH’s market announcement, dated May 29, 2023, that it had received all required regulatory authorizations and that it would move forward with the Offers; (iii) the Offer to Purchase; and (iv) the Schedule TO. Some of the factors and reasons considered by the Board members in reaching their individual reasoned opinions include: (i) the terms of the Offers, including the offer price per Share which is payable in cash, the duration of the Offers and the fact that the Offers extend to all the Shares not owned by IUH and are not subject to a minimum purchase condition; (ii) the evolution of the market price of the Shares and the premium over market price represented by the offer price provided for in the Offers; (iii) a comparison of the market price per Share against the book value per Share; (iv) the premium offered for shares of other Chilean companies subject to tender offers in the last ten years; (v) the trading history of the Shares on the Santiago Stock Exchange and of the ADSs on the New York Stock Exchange; (vi) the fact that IUH already owns a majority of the Shares; (vii) the possible variation in investment horizons for different shareholders; (viii) the possible impact on the liquidity of the Shares after the consummation of the Offers; (ix) research analysts’ estimates as to the future market price of the Shares; and (x) a consideration of the potential return on equity available to the Company’s shareholders if the Company were to continue as a standalone entity. The above summary of factors and reasons are not exhaustive and is subject to, and qualified in its entirety by reference to, the specific factors and reasons considered by each Director described in their respective opinions, English translations of which are attached as Exhibit (a)(1) to this Schedule 14D-9, which was mailed to the Company’s shareholders eligible to participate in the U.S. Offer.

After making reasonable inquiry, the Filing Persons understand that none of the Directors (including the alternate director) or, except as provided below, the executive officers of the Company owns Shares. On the basis of such inquiry, the Filing Persons understand that Julián Acuña and Marcela Jiménez own Shares and intend to tender them in the Offers.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2023

Banco Itaú Chile

By:

/s/ Cristián Toro Cañas
Name: Cristián Toro Cañas
Title: General Counsel

Ricardo Villela Marino

/s/ Ricardo Villela Marino
Name: Ricardo Villela Marino
Title: Director

Milton Maluhy Filho

/s/ Milton Maluhy Filho
Name: Milton Maluhy Filho
Title: Director

Diego Fresco Gutiérrez

/s/ Diego Fresco Gutiérrez
Name: Diego Fresco Gutiérrez
Title: Director

Matias Granata

/s/ Matias Granata
Name: Matias Granata
Title: Director

Pedro Paulo Giubbina Lorenzini

/s/ Pedro Paulo Giubbina Lorenzini
Name: Pedro Paulo Giubbina Lorenzini
Title: Director

Pedro Samhan Escandar

/s/ Pedro Samhan Escandar
Name: Pedro Samhan Escandar
Title: Director

Luis Octavio Bofill Genzsch

/s/ Luis Octavio Bofill Genzsch
Name: Luis Octavio Bofill Genzsch
Title: Director